We empower founders building the future of learning and work around the world.



transcend-network.com   San Francisco, California

Highlights

1. Join this invite-only opportunity to become the first investors in Transcend

2. 2.6x revenue growth from '21 to '22

3. Support our community of 200+ founders in the education and future of work spaces

Our Team

Alberto Arenaza   Co-founder

Alberto is the cofounder and co-GP at Transcend Network. He is also a member of the Inaugural cohort of Minerva University, author of the Transcend Newsletter, and Forbes 30 Under 30 Nominee

Michael Narea   Co-founder

Michael is the cofounder and co-GP at Transcend Network. Previously, he cofounded Sunlight, FlightCX, Moonshot Partners, and was the Director of Edtech at GSVlabs.

Join our Community Round at Transcend 🙌

At Transcend, we help founders go from idea to product-market fit in the future of learning and work.

As the world of education and work finally goes global, we have positioned ourselves as the **go-to space for early-stage founders** building in edtech and future of work all around the world.

We are now opening up an invite-only opportunity to join get upside into the growth of our community!

What we do

We support founders from validating a startup idea (*Exploration Bootcamp*) to product-market fit (*Transcend Fellowship*) and beyond (*Transcend Fund*).

1. The **Exploration Bootcamp** helps aspiring founders validate startup ideas in the future of learning and work through experimentation. Launched in September 22 in partnership with **John Danner** (serial entrepreneur and investor in Outschool, Maven) with the goal of building the *Startup School for Edtech.*
2. The **Transcend Fellowship** helps early-stage founders find product-market fit in the future of learning and work through community accountability. Over 180 founders have graduated from 40 countries. Founders receive weekly support and workshops to experiment weekly and raise their pre-seed round.
3. The **Transcend Fund** invests in the first funding round of early-stage founders building the future of learning and work. We are pioneering a model of community-based investing, where our network nurtures our fund, and our fund brings opportunity and prestige to our founder network.


Find product-market fit and raise your first round of financing.
Transcend
fellowship
The largest edtech audience on Substack with 3,600+ readers.
Transcend
fund
Validate your startup idea in the future of learning and work.
Transcend
bootcamp
Access global investments from the earliest-stage investor in the space.
Transcend
newsletter

Our community is growing

We have supported 200+ founders from 50 countries in the last three years, who have gone on to raise $160M from top investors.

We have bootstrapped our operations since our founding in early 2020, raising no external funding and keeping burn low as a fully-remote team. Every dollar of revenue has contributed to improving our founder support services.

This year, we have **served more founders in a single year than all edtech VCs and accelerators combined**. The last two years helped us build the infrastructure we need to serve founders over the next decade: the programs, the curriculum, the audience, the team, the community.

Our focus from 2023 onwards will be on **scaling our model so we can serve even more founders in even more impactful ways.** We have stayed at break-even for the last 2 years, and scale will allow us to stay profitable into the future.

We have an ambitious mission: **to empower founders to transform how 1b people learn and work.**

To accomplish our mission, we want to raise a small community round to allow us to speed up our operations and have a financial cushion for the coming years. We will continue our focus on profitability, and remain lean and disciplined, but with more resources to move towards our mission.

Most importantly, this gives shape to an idea we've long thought about: **how do we bring our community into the upside of our network in the long run?** This community round will align our incentives with those of fellows in our network, create structures for accountability to our fellows as owners, and give founders exposure to our growth.


Community Round
Our community can now invest in our holding company, with 2.6x Revenue in '21 & '22
Transcend Network LLC
transcend fund
founder programs
newsletter & content

Our Community Round 🙌

This round won't be your average funding round.

Our Community Round will open up access into our growth to our founders, friends and supporters, and give them ownership of Transcend Network LLC, which acts as the GP entity for all of our current and future funds, and all the founder programs.

- We are raising $300,000 on a SAFE note at a $6M cap, meaning that the note will convert into at least 5% of the company.

Who can invest in the Community Round?

We have curated an invite-only group of investors coming from own founder community as well as fund investors and advisors. Fellows are invited to invest as little as $100, while Supporters can invest from $10,000.

How does Transcend makes money?

We have grown revenue by 3x and 2.3x in the last two years, and are expecting to grow much faster in the next year five years, especially as our fund sizes grow. Our revenue comes from two avenues: founder programs + fund management fees:

- 1️⃣ **Founder Programs**: revenue earned through program tuition by founders (our program is equity free). This has been our traditional revenue line. We have moved prices according to founder demand, but granted scholarships to a significant amount of our fellows.

- 2️⃣ **Fund Management Fees**: In the next 6 years, we are aiming to raise three funds that will exceed $90M combined, yielding more than $9M in management fees. As fund managers, Transcend holds 20% carry in all current and future funds, meaning that, if we do our job well and operate the funds with competitive returns, we will receive 20% of all combined profits.

Lastly, there are many other assets in our work that we've barely explored and could be very profitable, like corporate sponsorships, newsletter sponsorships or coaching.

We project (although can't guanratee) to speed up our growth and reach an estimated $10M in revenue in the next 5 years

How will investors make money?

We are raising a SAFE round, which will convert into equity in the case of an acquisition or a follow-up round. Exit options include future potential acquisitions, secondary market sales, or future dividends.

- **Future participation of strategic investors**: we will consider minority investments from funds, corporates or startups in the medium-to-long term if it provides a strategic opportunity. The SAFE shares will convert at the proposed sale price.

- **Acquisitions**: we received one serious acquisition offer from a well-capitalized industry leader at the start of the year, as well as two informal offers in the last year. We are not interested in selling, but we know there's a strong market value to our work and will consider future acquisition opportunities if it makes sense.

- **Dividends:** once the company is stable in its cashflows and operations, we would consider distributing dividends to shareholders

> *What are the benefits for investors?*

On top of becoming a minority shareholder in Transcend, investors will access unique opportunities within our community:

- **Yearly Investor Jam:** come together with all the other investors in our community to plan the future of Transcend together!

- **Investment updates and opportunities:** you will get access to regular updates on our growth + opportunities to get involved and invest.

- **New opportunities:** as a special community member, we'll offer new events, networking and learning opportunities to our investors every year.

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Get involved & next steps ⏭

All fellows can invest as little as $100 through our Wefunder campaign and supporters (fund LPs, advisors) can start at $10,000:

Raised to date (December 2022): $100,000

Goal: $300,000

You can now book your "reservation" to invest through WeFunder!